HEMISPHERE ENERGY ANNOUNCES YEAR-END 2014
FINANCIAL AND OPERATING RESULTS

TSX-V: HME

Vancouver, British Columbia, April 22, 2015 – Hemisphere Energy Corporation (TSX-V: HME) ("Hemisphere" or the "Company") is pleased to announce its financial and operating results for the year ended December 31, 2014.

Hemisphere focused on developing its Atlee Buffalo and Jenner oil assets in 2014 resulting in substantial year-over-year growth both financially and operationally. A bought deal financing for $10.0 million was closed in May 2014 which allowed the Company to accelerate its first phase of development in Atlee Buffalo, southeast Alberta. Two back-to-back drilling programs took place in the summer and fall which contributed to production and reserves increases.

2014 Highlights

•	Increased average annual production by 48% to a record 683 boe/d (86% oil and NGL).
•	Achieved record fourth quarter production averaging 885 boe/d (86% oil and NGL).
•	Generated its highest ever annual revenue of $16.6 million, a 57% increase over 2013.
•	Increased oil and gas netback by 65% to $9.3 million.
•	Increased funds flow from operations by 76% to $6.7 million.
•	Reduced operating and transportation expenses by $0.71 per boe to $17.44 per boe.
•	Increased operating netback by 12% to $37.19 per boe.
•	Increased Proved plus Probable reserves by 61% to 3.3 million boe (88% oil & NGL).
•	Increased the value of Proved plus Probable reserves by 64% to $62.5 million (NPV10 BT).
•	Increased the credit facility by 40% from $10.5 million to $15.0 million.
•	Successfully drilled and placed on production 10 horizontal oil wells in Atlee Buffalo and two horizontal oil wells in Jenner.
•	Acquired an 85% working interest in 1.75 sections (1,120 acres) of land adjacent to the Company’s existing land base in Atlee Buffalo.
•	Shot two 3D seismic surveys in Atlee Buffalo and Jenner.
•	Solidified Hemisphere’s team and promoted Mr. Ian Duncan to Chief Operating Officer, appointed Ms. Ashley Ramsden-Wood to Vice President of Engineering, and appointed Mr. Richard Wyman to the Company’s Board of Directors.

Selected financial and operational highlights should be read in conjunction with Hemisphere’s audited annual financial statements and related Management’s Discussion and Analysis for the year ended December 31, 2014. These reports, including the Company’s Annual Information Form for the year ended December 31, 2014, are available on SEDAR at www.sedar.com and on Hemisphere’s website at www.hemisphereenergy.ca. All amounts are expressed in Canadian dollars.

Financial and Operating Summary

	Year Ended December 31
Financial	2014	2013(1)
Petroleum and natural gas revenue	$16,635,279	$10,573,199
Petroleum and natural gas netback	9,275,653	5,607,492
Funds flow from operations(2)	6,673,033	3,789,202
Per share, basic and diluted	0.10	0.07
Net loss	(1,667,807)	(510,266)
Per share, basic and diluted	(0.02)	(0.01)
Capital expenditures, including acquisitions	21,316,366	9,969,174
Net debt(3)	(11,644,609)	(6,330,906)
Bank indebtedness	7,184,147	4,500,000
Operating
Average daily production
Oil (bbl/d)	583	381
Natural gas (Mcf/d)	593	474
NGL (bbl/d)	2	3
Combined (boe/d)	683	463
Oil and NGL weighting	86%	83%
Average sales prices
Oil ($/bbl)	$73.87	$71.19
Natural gas ($/Mcf)	4.08	3.45
NGL ($/bbl)	54.85	68.60
Combined ($/boe)	$66.68	$62.55
Operating netback ($/boe)
Petroleum and natural gas revenue	$66.68	$62.55
Royalties	12.05	11.23
Operating costs	14.10	15.14
Transportation costs	3.34	3.01
Operating netback(4)	$37.19	$33.17
Notes:
(1)	Certain amounts for 2013 have been restated as disclosed in Note 4 of the Company’s audited annual financial statements for the year ended December 31, 2014.
(2)	Funds flow from operations is a non-IFRS measure that represents cash generated by operating activities, before changes in non-cash working capital and may not be comparable to measures used by other companies.
(3)	Net debt is a non-IFRS measure calculated as current assets minus current liabilities including bank indebtedness and excluding flow-through premium.
(4)	Operating netback is a non-IFRS measure calculated as the Company’s oil and gas sales, less royalties, operating expenses, and transportation costs per barrel of oil equivalent.

	As at
Share Information	December 31, 2014	December 31, 2013
Common shares outstanding	75,368,498	61,307,498
Stock options outstanding	5,970,000	5,680,000
Warrants outstanding	-	9,245,878
Weighted-average shares outstanding Basic and diluted	70,075,412	54,479,558

As announced April 21, 2015, the Company has restated certain financial information for the year ended December 31, 2013 (the "2013 Restatement") which has been disclosed in Note 4 of the audited annual financial statements for the year ended December 31, 2014.

The material changes included in the 2013 Restatement affect the Company’s impairment, depletion, and decommissioning costs and will have a positive impact, significantly reducing the Company’s loss in December 2013 by $3.3 million from $3.8 million to $0.5 million.

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As a result of the adjustment of impairment and depletion costs due to the effects of International Financial Reporting Standards and a change in accounting policy applied retrospectively, Hemisphere’s petroleum and natural gas interests increased by $4.0 million. In addition, Hemisphere has incorporated the Alberta Energy Regulator updated decommissioning directive, which resulted in an increase in decommissioning liability of $0.7 million. The 2013 Restatement affects only non-cash items and therefore has no impact on cash flow.

The decision to restate followed an audit review and the impact was confirmed during the finalization of the Company’s 2014 audited annual financial statements. The 2013 Restatement has been released in conjunction with the filing of the Company’s audited annual financial statements for the year ended December 31, 2014.

2015 Outlook

Hemisphere continues to monitor the current market conditions and will apply a conservative approach to capital spending during this time of low commodity prices. The Company has no drilling commitments or material land expiries in 2015, and has deferred drilling activity until the second half of the year.

At current oil prices, Hemisphere’s production remains cash flow positive due to its low operating costs. The Company is presently optimizing its production base in the Jenner and Atlee Buffalo core areas while minimizing operating costs. Field estimated production for the first quarter of 2015 is approximately 980 boe/d (86% oil and NGL). Hemisphere will continue to focus on reducing its current net debt of approximately $10.6 million to expand its financial flexibility to pursue potential acquisitions and maximize long-term shareholder value. Hemisphere is well positioned to act quickly in response to a positive change in commodity prices with a large variety of low-risk development opportunities.

Annual General and Special Meeting of Shareholders

Hemisphere’s Annual General and Special Meeting of Shareholders is being held in the Pender Room of Oceanic Plaza, 1035 West Pender Street, Vancouver, British Columbia on Friday, June 5, 2015 at 9:00 a.m. (Pacific Daylight Time).

About Hemisphere Energy Corporation

Hemisphere Energy Corporation is a producing oil and gas company focused on developing conventional oil assets with low risk drilling opportunities. Hemisphere plans continual growth in production, reserves and cash flow by drilling existing projects and executing strategic acquisitions. Hemisphere trades on the TSX Venture Exchange as a Tier 1 issuer under the symbol "HME".

For further information, please contact:
Don Simmons, President & Chief Executive Officer
Telephone: (604) 685-9255
Email: info@hemisphereenergy.ca

Scott Koyich, Investor Relations
Telephone: (403) 619-2200
Email: scott@briscocapital.com

Website: www.hemisphereenergy.ca

Forward-looking Statements

This news release contains "forward-looking statements" that are based on Hemisphere's current expectations, estimates, forecasts and projections. These forward-looking statements include statements regarding Hemisphere's outlook for our future operations, plans and timing for the commencement or advancement of exploration and development activities on our properties, and other expectations, intention and plans that are not historical fact. The words "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words and phrases are intended to identify forward-looking statements. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Many of these factors are beyond the control of Hemisphere. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by Hemisphere will be realized. For the reasons set forth above, investors should not place undue reliance on such forward-looking statements. Hemisphere disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

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A barrel of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Definitions and abbreviations

bbl	barrel	Mcf	thousand cubic feet
bbl/d	barrels per day	Mcf/d	thousand cubic feet per day
$/bbl	dollar per barrel	$/Mcf	dollar per thousand cubic feet
boe	barrel of oil equivalent	NGL	natural gas liquids
boe/d	barrel of oil equivalent per day	NPV10	Net Present Value discounted at 10%, before tax
BT
Mboe	thousands of barrels of oil equivalent
$/boe	dollar per barrel of oil equivalent	IFRS	International Financial Reporting Standards

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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